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                                                      SEC FILE NUMBER
                                                      CUSIP NUMBER

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


(Check One):   [X] Form 10-K    [_] Form 11-K    [_] Form 20-F    [_] Form 10-Q
               [_] Form N-SAR

          For Period Ended: December 31, 2001

     [_]  Transition Report on Form 10-K

     [_]  Transition Report on Form 20-F

     [_]  Transition Report on Form 11-K

     [_]  Transition Report on Form 10-Q

     [_]  Transition Report on Form N-SAR

          For the Transition Period Ended:______________________________________

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


                                     PART I
                             REGISTRANT INFORMATION


NQL Inc.
Full name of registrant

Alpha Microsystems Inc.
Former name if applicable

c/o 900 Huyler Street
Address of principal executive office (Street and number)

Teterboro NJ 07608
City, state and zip code


                                    PART II
                             RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     |    (a)  The reasons  described in  reasonable  detail in Part III of this
     |         form  could  not be  eliminated  without  unreasonable  effort or
     |         expense;
     |
     |    (b)  The subject annual report,  semi-annual report, transition report
     |         on Form 10-K,  20-F,  11-K or Form N-SAR, or portion thereof will
[X]  |         be filed  on or  before  the  15th  calendar  day  following  the
     |         prescribed  due  date;  or  the  subject   quarterly   report  or
     |         transition  report on Form 10-Q, or portion thereof will be filed
     |         on or before the fifth  calendar day following the prescribed due
     |         date; and
     |
     |    (c)  The  accountant's  statement  or other  exhibit  required by Rule
     |         12b-25(c) has been attached if applicable.

                                    PART III
                                   NARRATIVE

State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)


                                    PART IV
                               OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

        Matthew Harrison                        212         453-1525
     ---------------------------------------------------------------------------
        (Name)                                  (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 [X] Yes  [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [_] Yes  [X] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                                      NQL
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date April 1, 2002                  By  Matthew Harrison
    -------------------            ---------------------------------------------


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).


                              GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

PART III - NARRATIVE

     The reasons why Form 10-K cannot be filed within the prescribed time period are as follows.

Chapter 11 Proceeding

     NQL Inc. (the "Registrant") filed a petition for relief under Chapter 11, Title 11 of the United States Code on February 15, 2002, Case No. 02-31661 (the "Chapter 11 Proceeding") in the United States Bankruptcy Court for the District of New Jersey (the "Bankruptcy Court").


Cessation of Registrant's Operations

     The Registrant has ceased all operations, has no employees, has no executive officers (all of the prior executive officers having resigned), and has only one remaining director. The Registrant has no funds to prepare a Form 10-K or to enable it to obtain audited financial statements. As such, the requirement that the Registrant continue to file period reports under the Securities Exchange Act of 1934 (the "1934 Act") would present an undue hardship on the Registrant. The Registrant has no funds available to enable it to obtain audited financial statements and, as a result, the Registrant cannot comply with the periodic reporting requirements under the 1934 Act.

     On March 22, 2002, the Bankruptcy Court entered an Order approving the sale of the remaining assets of the Registrant (the "Software Division Assets"), other than its equity interests in its wholly owned subsidiary, Delta Computec Inc ("DCI"). Registrant sold the Software Division Assets for a purchase price of $250,000, payable over time, with the final payment expected to be received at the end of May 2002. The Registrant continues to be the sole shareholder of its subsidiary, DCI. DCI is continuing operations and is not part of the Chapter 11 Proceeding. DCI has been seeking a purchaser of its assets but to date no definitive agreement has been reached with any purchaser. Management of the Registrant believes that the amount of funds which DCI is likely to receive from the proposed sale of its assets, after paying off DCI's liabilities, is not likely to provide a sufficient amount of funds to pay all the creditors of the Registrant. As such, management of the Registrant does not believe that, following the completion of the sale of the remaining assets of the Registrant, and after any proposed sale of the DCI assets, there will be any funds remaining for payment of any liquidation amounts to the Registrant's shareholders.

Anticipated modified reporting scheme

     Pursuant to the Chapter 11 Proceeding, the Registrant is required to file monthly operating reports with the Bankruptcy Court regarding activities which may occur during the pendency of the Chapter 11 Proceeding (the "Chapter 11 Reports"). The Registrant plans to forward to the Securities and Exchange Commission (the "Commission") a request for a no-action letter whereby the Registrant will request that, in lieu of filing Registrant's periodic reports pursuant to the 1934 Act, that the Registrant be permitted to file with the Commission copies of the Chapter

11 Reports to inform the security holders of the Registrant, and the general public, of the Registrant's financial condition and material developments relating to the Chapter 11 Proceeding. At the time that any significant developments occur in the Chapter 11 Proceeding or with regard to DCI, the Registrant will file a Form 8-K.

Trading in Registrant's securities

     Management of the Registrant does not believe that there is any current market-maker for any of the Registrant's securities and there has been a minimal amount of trading in the Registrant's common stock since the bankruptcy filing (Chapter 11).

     During 2001, the Registrant's securities were de-listed from NASDAQ and currently believed to be carried only in the "pink sheets". Management of the Registrant does not believe that there is any active trading market for any of the Registrant's securities.

     Management has received assurances from its current sole director that no current officer, director or affiliate of the Registrant will trade in their securities of the Registrant in the open market during the pendency of the Chapter 11 Proceeding.

     In the event that management of the Registrant ever learns that an active trading market has developed, management would consider requesting the Commission to issue a formal stop trading order with regard to any such securities.

Informing the Market and the general public

     Following the filing of the Chapter 11 Proceeding, the Registrant filed a Form 8-K and issued a press release concerning the Chapter 11 Proceeding. At the time of the completion of the closing of the sale of the Registrant's Software Division, and if the assets of DCI should ever be sold, the Registrant would issue additional press releases and Forms 8-k concerning any such activities.
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